Exhibit 99.2
GRAVITY REPORTS SEPARATE FINANCIAL RESULTS FOR 2023
Seoul, South Korea, March 29, 2024 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its separate financial results for the fiscal year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues
Revenues for 2023 were KRW 242,775 million (US$ 188,057 thousand), representing a 4.3% increase from KRW 232,717 million for 2022.
Online game revenue decreased by 0.6% to KRW 32,778 million (US$ 25,391 thousand) in 2023 from KRW 32,970 million in 2022. The decrease resulted largely from the decrease in revenues from Ragnarok Online in Taiwan.
Mobile game revenue for 2023 was KRW 209,450 million (US$ 162,242 thousand), representing a 5.5% increase from KRW 198,512 million for 2022. This increase was mainly due to increased revenues from Ragnarok X: Next Generation which was launched in Korea on January 5, 2023 and Ragnarok Origin which was launched in Southeast Asia on April 6, 2023 and such increase was partially offset by decreased revenues from Ragnarok X: Next Generation in Southeast Asia and Taiwan and Ragnarok Origin in the United States, Canada, Korea, and Japan.

Other revenue was KRW 547 million (US$ 424 thousand) in 2023, representing a 55.7% decrease from KRW 1,235 million in 2022.
Cost of revenues was KRW 121,572 million (US$ 94,171 thousand) in 2023, representing a 8.1% increase from KRW 112,512 million in 2022. The increase in cost of revenues was mainly due to increased commission paid related to game services for Ragnarok X: Next Generation in Korea and outsourcing fee.
As a result of the foregoing factors, gross profit for 2023 was KRW 121,203 million (US$ 93,886 thousand), representing a 0.8% increase from KRW 120,205 million for 2022.
Selling, General & Administrative Expenses (“SG&A”)
The Company’s total SG&A decreased 13.1% to KRW 50,448 million (US$ 39,078 thousand) in 2023 compared with KRW 58,060 million in 2022. This decrease in SG&A was mostly attributable to decreased advertising expenses.
Based on the foregoing factors, the Company recorded an operating income of KRW 70,755 million (US$ 54,808 thousand) in 2023, compared to an operating income of KRW 62,145 million in 2022.
Non-operating Income and Non-operating Expenses
Non-operating income for 2023 was KRW 21,308 million (US$ 16,505 thousand) compared with non-operating income KRW 13,059 million in 2022. The increase in non-operating income was primarily due to increased interest income and dividend income.
Profit before income tax for 2023 was KRW 92,063 million (US$ 71,313 thousand), compared with profit before income tax of KRW 75,204 million in 2022.
Gravity recorded a net income of KRW 70,170 million (US$ 54,354 thousand) in 2023 compared with a net income of KRW 54,915 million in 2022.
The balance of cash and cash equivalents and short-term financial instruments was KRW 281,157 million (US$ 217,787 thousand) as of December 31, 2023.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,290.97 to US$1.00, the noon buying rate in effect on December 29, 2023 as quoted by the Federal Reserve Bank of New York.